UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Iovance Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.000041666 par value per share

(Title of Class of Securities)

462260 10 0

(CUSIP Number)

Wayne P. Rothbaum

Quogue Capital LLC

101 Central Park West

Suite 1F

New York, New York 10019

(212) 554-4475

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462260 10 0
1.	Names of Reporting Persons Quogue Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,067,333
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,067,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.52%
14.	Type of Reporting Person (See Instructions) OO (Other)

CUSIP No. 462260 10 0
1.	Names of Reporting Persons Wayne P. Rothbaum
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,067.333
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,067.333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.52
14.	Type of Reporting Person (See Instructions) PN

Explanatory Note

This Amendment No. 2 (the “Amendment”) to Schedule 13D is being filed with the Securities & Exchange Commission (the “SEC”) jointly on behalf of the following persons (the “Filing Persons”): Quogue Capital LLC, a Delaware limited liability company (“Quogue”) and Wayne P. Rothbaum (“Mr. Rothbaum”), and relates to the common stock, $0.000041666 par value per share (the “Common Stock”), of Iovance Biotherapeutics, Inc., a Delaware corporation (previously, Lion Biotechnologies, Inc.). Mr. Rothbaum is the sole managing member of Quogue, and in his capacity as such, may be deemed to exercise shared voting and investment power over the shares held by Quogue. The Filing Persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of any pecuniary interest therein. This Amendment amends and supplements the initial statement on Schedule 13D filed by the Filing Persons with the SEC on June 13, 2016 and subsequently amended on December 7, 2018 (collectively, the “Original Schedule 13D”). Except as set forth herein, this Amendment does not modify any of the information previously reported by the Filing Persons in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

Item 3 of the Original Schedule 13D

On December 2, 2022, Quogue purchased 10,000,000 shares of Common Stock in an open market transaction, for a purchase price of $65,000,000.

As a result of the transactions above, Quogue is the direct beneficial owner of 18,067,333 shares of Common Stock. Quogue is also the owner of 1,932,667 shares of Series B Preferred Stock which is excluded from the above Common Stock. Mr. Rothbaum, in his capacity as the sole managing member of Quogue, may be deemed the indirect beneficial owner of the aforementioned securities held by Quogue.

The working capital of the Filing Persons was the source of the funds for the purchase of the securities described above. No part of the purchase price of the securities described above was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described above.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) As more fully described in Item 3 above, each of the Filing Persons is the beneficial owner of 18,067,333 shares of the Issuer’s Common Stock and 1,932,667 shares of Series B Preferred Stock, representing 12.52% of the Issuer’s shares of Common Stock outstanding. The percentage calculations are based upon 157,840,581 shares of Common Stock outstanding as of September 30, 2022 based on information provided by the Issuer.

(b) By virtue of his status as the sole managing member of Quogue, Mr. Rothbaum may be deemed to share voting and dispositive power with respect to the 18,067,333 shares of the Issuer’s Common Stock beneficially owned by Quogue. Mr. Rothbaum disclaims beneficial ownership of the securities and this report shall not be deemed an admission that Mr. Rothbaum is the beneficial owner of such securities for purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein.

(c) During the past sixty days prior to the date hereof, the following transactions occurred:

Other than as described in Items 3, during the past sixty days prior to the date hereof, the Filing Persons have not engaged in any transaction in the Issuer’s Common Stock.

(d) No person, other than Mr. Rothbaum, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by Quogue.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2023	Quogue Capital LLC
	By:	/s/ Wayne P. Rothbaum
	Name:	Wayne P. Rothbaum
	Title:	Managing Member

Dated: January 13, 2023
/s/ Wayne P. Rothbaum
Name: Wayne P. Rothbaum

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).